Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

APPOINTMENT OF JOINT COMPANY SECRETARY;
WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28
AND 8.17 OF THE LISTING RULES; AND
FURTHER INFORMATION ON EXTERNAL JOINT
COMPANY SECRETARY APPOINTMENT

The board (the “Board”) of directors (the “Director(s)”) of Pony AI Inc. (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that Dr. Haojun Wang (“Dr. Wang”) has been appointed as the joint company secretary of the Company (the “Joint Company Secretary”) with effect from June 10, 2026. Mr. Ng Tung Ching Raphael (“Mr. Ng”), the existing company secretary of the Company, will continue to serve as the other Joint Company Secretary.

The biographical details of Dr. Wang and Mr. Ng are as follows, respectively:

Dr. Wang

Dr. Haojun Wang (王皓俊), aged 49, is chief financial officer of the Company, and is responsible for the corporate financing transactions, financial planning and management matters and human resources of the Group. Dr. Wang joined the Group in December 2016.

Prior to joining the Group, Dr. Wang served as an architect at Baidu (a company listed on both The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Nasdaq, Nasdaq: BIDU, HKEX: 9888) from March 2014. Prior to that, Dr. Wang served as a software developer at IBM (a company listed on the New York Stock Exchange, NYSE: IBM) from December 2008. Earlier in his career, he worked at Shanghai Online since August 1998. Dr. Wang has also served as outside director of PonyLink Co., Ltd. (a company listed on the Korea Exchange, KOSDAQ: 064800) since March 2024.

Dr. Wang obtained a bachelor’s degree in information and control engineering from Shanghai Jiao Tong University (上海交通大學) in the PRC in July 1998 and a doctorate degree in computer science from the University of Southern California in the United States in May 2009.

*    For identification purpose only

Mr. Ng

Mr. Ng is a seasoned professional with over 15 years of extensive experience in the legal and company secretarial domains, specializing in corporate governance and compliance. He currently serves as the Assistant Vice President, Entity Solutions of Computershare Hong Kong Investor Services Limited.

Mr. Ng holds a Master’s Degree in Chinese Business Law from The Chinese University of Hong Kong and a Master’s Degree in Professional Accounting and Corporate Governance from The City University of Hong Kong. He earned his Bachelor’s Degree in Law from Manchester Metropolitan University. Mr. Ng is a Fellow of both The Hong Kong Chartered Governance Institute (“HKCGI”) and The Chartered Governance Institute in the United Kingdom. He also possesses the practitioner’s endorsement from HKCGI.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange, the issuer must appoint a company secretary who satisfies Rule 3.28 of the Listing Rules. Pursuant to Rule 3.28 of the Listing Rules, an issuer must appoint a company secretary who, by virtue of his/her academic or professional qualifications or relevant experience is in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Although Dr. Wang currently does not have the qualifications as required under Rule 3.28 of the Listing Rules, the Company is of the view that Dr. Wang should be appointed as a Joint Company Secretary and is capable of discharging the relevant duties, having considered Dr. Wang’s thorough understanding of the strategy, business and day-to-day management of the Company, in-depth involvement in corporate governance practice, as well as his familiarity with relevant regulatory requirements. The Company would ensure, and Dr. Wang has undertaken, that he will attend no less than 15 hours of relevant professional training that is relevant to a company secretary’s roles and duties in each financial year to comply with the annual professional training requirements set out in Rule 3.29 of the Listing Rules.

Mr. Ng, the current company secretary who fully meets the requirements stipulated under Rules 3.28 and 8.17 of the Listing Rules, will serve as the other Joint Company Secretary and assist Dr. Wang in jointly performing the functions of the Joint Company Secretary for a term of at least three years.

The Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules (the “Waiver”) for a period of three years from the effective date of appointment of Dr. Wang as a Joint Company Secretary (the “Waiver Period”) on the following conditions:

(i)	Dr. Wang must be assisted by Mr. Ng during the Waiver Period; and

(ii)	the Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek confirmation from the Stock Exchange that Dr. Wang, having had the benefit of Mr. Ng’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary. The Stock Exchange may withdraw or change the terms of the Waiver if the Company’s situation changes.

The Board wishes to take this opportunity to extend a warm welcome to Dr. Wang on his new appointment as the Joint Company Secretary.

FURTHER INFORMATION ON EXTERNAL JOINT COMPANY SECRETARY APPOINTMENT

The Board has taken into account the relevant considerations associated with the appointment of an external company secretary as set out in the Stock Exchange’s Corporate Governance Guide for Boards and Directors, including matters relating to familiarity with the Company’s affairs, communication arrangements and the allocation of time and responsibilities. The Company noted that Mr. Ng has been appointed as the company secretary of certain other listed issuers of the Stock Exchange up to the date of this announcement. To support the effective discharge of Mr. Ng’s functions as a Joint Company Secretary, the Company has put in place appropriate arrangements to ensure effective communication, coordination and oversight:

(i)	Mr. Ng maintains regular and direct communication with designated personnel of the Company, ensuring that he is kept closely apprised of material developments, corporate actions and governance matters on a timely and ongoing basis;

(ii)	the Company has established internal coordination and reporting protocols to facilitate the prompt escalation and effective communication of relevant information, in particular matters relating to corporate governance, regulatory compliance and Board procedures to Mr. Ng;

(iii)	the Company has established an effective communication channel, including both formal and ad hoc arrangements, which are in place to enable timely and seamless exchange of information between the Company and Mr. Ng, particularly in respect of time-sensitive matters;

(iv)	Mr. Ng will work closely with Dr. Wang, the other Joint Company Secretary, providing ongoing guidance and support on corporate governance and compliance matters, including the practical application of the Listing Rules and other regulatory requirements, and assisting in ensuring proper handling of company secretarial functions; and

(v)	Mr. Ng remains readily accessible to the Board and the Company, and has put in place appropriate work allocation and prioritisation arrangements, enabling him to respond to the Company’s needs in a timely manner and to devote sufficient time and attention to the Company’s affairs on an ongoing basis, thereby enhancing the overall effectiveness and responsiveness of the company secretarial function.

The Board considers that the above arrangements, together with Mr. Ng’s ongoing involvement in the Company’s affairs, provide a sound and effective framework for the discharge of the company secretarial function. The Board will continue to monitor and periodically review such arrangements to ensure their continued effectiveness and alignment with regulatory expectations.

By order of the Board Pony AI Inc. Dr. Jun Peng Chairman of the Board and Chief Executive Officer

Hong Kong, June 10, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

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